Exhibit (a)(1)(F)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of Common Stock (as defined below). The Offer (as defined below) is made solely by the Offer to Exchange, dated January 26, 2022, and the related Letter of Transmittal and any amendments or supplements thereto. Exela (as defined below) is not aware of any state where the making of the Offer is prohibited by any administrative or judicial action pursuant to any valid state statute. If Exela becomes aware of any valid state statute prohibiting the making of the Offer or the acceptance of the shares of Common Stock pursuant thereto, Exela will make a good faith effort to comply with that state statute or seek to have such statute declared inapplicable to the Offer. If, after a good faith effort, Exela cannot comply with the state statute, Exela will not make the Offer to, nor will tenders be accepted from or on behalf of, the holders of shares of Common Stock in that state. Except as set forth above, the Offer is being made to all holders of shares of Common Stock.

EXELA TECHNOLOGIES, INC.

Offer to Exchange up to 100,000,000 shares of its Common Stock
(in 25 share increments) for up to $100,000,000
aggregate principal amount of its
6.00% Senior Notes due 2029

Exela Technologies, Inc. (“Exela”) is offering (the “Offer”) to exchange up to 100,000,000 shares of its outstanding common stock, par value $0.0001 per share (the “ Common Stock”), for 6.00% senior unsecured notes of the Company due March 31, 2029 (a “New Note”, and collectively, the “New Notes”), with each 25 shares of Common Stock being exchangeable in the Offer for a New Note having a principal amount equal to $25.00 (equivalent to $1.00 per share), upon the terms and subject to the conditions set forth in this Offer to Exchange (as amended and supplemented from time to time, the “Offer to Exchange”) and the related Offer materials (as amended and supplemented from time to time, the “Offer Documents”). Common Stock may only be tendered in increments of 25 shares.

THE OFFER WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON FEBRUARY 24, 2022, UNLESS EXTENDED BY EXELA (SUCH TIME AND DATE, AS THE SAME MAY BE EXTENDED, THE “EXPIRATION DATE”).

Exela is purchasing shares of Common Stock in 25 share increments and is paying $25.00 principal amount of New Notes for each increment of 25 shares. The maximum number of shares of Common Stock that may be converted into New Notes is 100,000,000. If the number of shares of Common Stock designated by all tendering holders of shares of Common Stock making valid tender exceeds 100,000,000, then the shares of Common Stock will be converted into New Notes subject to prorating as described under “The Offer - Prorating” in the Offer to Exchange.

The New Notes will mature on March 31, 2029 unless earlier redeemed or repurchased, and 100% of the aggregate principal amount, plus accrued and unpaid interest to, but not including, the maturity date, will be paid at maturity. Interest will accrue at an annual rate equal to 6.00% from and including the date of issuance of the New Notes (the “Issue Date”) to, but excluding the maturity date or earlier acceleration or redemption and will be payable quarterly in arrears on March 31, June 30, September 30 and December 31 of each year, beginning on June 30, 2022 and at maturity, to the record holders at the close of business on the immediately preceding March 15, June 15, September 15 and December 15, as applicable (whether or not a business day). The New Notes will be redeemable at Exela’s option, in whole or in part, at any time on or after March 31, 2024, at a redemption price of 100% of the outstanding principal amount and on the terms described under “Description of Notes - Optional Redemption” in the Offer to Exchange. The payment of principal, interest and any other amounts due, if any, on the New Notes will be subordinated and junior in right of payment, as set forth in the indenture applicable to the New Notes, to the prior payment in full in cash of all Exela’s secured indebtedness, whether outstanding on the Issue Date or thereafter incurred, assumed or guaranteed. See “Description of New Notes” in the Offer to Exchange.

Exela is making the Offer because Exela believes that the current price for the Common Stock does not reflect the intrinsic value of the Company. See “The Offer – Background, Purpose and Effect of the Exchange Offer” in the Offer to Purchase.

Neither the United States Securities and Exchange Commission nor any state securities commission has approved or disapproved the Offer or the New Notes or determined if the Offer to Exchange is accurate or complete. Any representation to the contrary is a criminal offense.

The Offer commenced on January 26, 2022 (the date the materials relating to the Offer were first sent to the holders of Common Stock) and will end on the Expiration Date. Exela, in its sole discretion, may extend the Expiration Date for any reason. If the Offer is extended, amended or terminated, Exela will promptly make a public announcement by issuing a press release. In the case of an extension, the announcement will be issued no later than 9:00 a.m., New York City Time, on the next business day after the previously scheduled expiration date of the Offer. See “The Offer – Expiration Date; Extensions; Amendments” in the Offer to Exchange. The Offer may be terminated if the conditions to the Offer discussed in the Offer to Exchange are not satisfied or waived or if we so elect. If the Offer is terminated and you previously have tendered shares of Common Stock, such tendered Common Stock will be credited back to an appropriate account promptly following the termination of the Offer without expense to you. See “The Offer” in the Offer to Exchange.

To tender shares in the Exchange Offer, holders of Common Stock who hold their shares through a brokerage firm will need to contact their brokerage firm and follow such broker’s procedures for instructing them to tender such holder’s shares. Record holders of Common Stock must deliver a Letter of Transmittal to Continental Stock Transfer & Trust Company, the exchange agent for the Offer (the “Exchange Agent”), on or prior to the Expiration Date in accordance with the instructions provided in the Letter of Transmittal. See “The Offer – Procedures for tendering shares of Common Stock in the Offer” in the Offer to Exchange. Shareholders who are not U.S. persons will also have to arrange for payment of any applicable withholding tax through their broker.

Upon Exela’s determination that all of the conditions to the Offer were satisfied or waived by Exela on or prior to the Expiration Date, all shares of Common Stock validly tendered and not withdrawn will be accepted (subject to proration as discussed above) and the New Notes will be delivered promptly after expiration of the Offer. Exela’s acceptance of shares of Common Stock tendered pursuant to one of the procedures described in the Offer to Exchange will constitute a binding agreement between the tendering stockholder and Exela upon the terms and subject to the conditions of the Offer. For purposes of the Offer, shares of Common Stock shall be deemed to have been accepted as validly tendered for exchange when, as and if Exela has given written notice thereof to the Exchange Agent. In all cases, delivery of the New Notes will be made only after timely receipt by the applicable broker or nominee or record holder of a properly completed and duly executed Letter of Transmittal and all other required documents. See “The Offer — Conditions to the Completion of the Offer” in the Offer to Exchange.

Shares of Common Stock tendered for exchange may be withdrawn at any time before 12:00 midnight, New York City time, on the Expiration Date. For a withdrawal of tendered shares of Common Stock to be effective, a written notice of withdrawal or revocation must be received by the Exchange Agent no later than 12:00 midnight, New York City time, on the Expiration Date. Any such notice of withdrawal must comply with the requirements set forth under “The Offer – Right of Withdrawal” in the Offer to Exchange.

All questions as to the validity, form, eligibility (including time of receipt) and acceptance for exchange of any tendered shares of Common Stock pursuant to any of the procedures described if the Offer to Exchange, and the form and validity (including time of receipt of notices of withdrawal) of all documents will be determined by Exela in its sole discretion (and Exela may delegate the power to make any determination in whole or in part to the Exchange Agent). Any such determination will be final and binding. A stockholder’s tender will not be deemed to have been validly made until all defects or irregularities in its tender have been cured or waived. Neither Exela, the Exchange Agent, the Information Agent (as identified below) nor any other person or entity is under any duty to give notification of any defects or irregularities in any tender or withdrawal of any shares of Common Stock, or will incur any liability for failure to give any such notification. Exela reserves the absolute right to reject any or all tenders of any shares of Common Stock determined by Exela not to be in proper form, or if the acceptance of or exchange of such shares of Common Stock may, in the opinion of Exela’s counsel, be unlawful.

If a stockholder validly tenders any shares of Common Stock and Exela accepts those shares for exchange, such stockholder will lose the rights of a holder of those shares of Common Stock and instead only have rights as a holder of New Notes. For example, the New Notes, unlike shares of Common Stock, do not have the right to share in any capital appreciation, vote on matters properly presented to Exela’s stockholders or have the right to receive dividends, if and when declared by Exela’s Board of Directors. See “Description of Exela’s Common Stock”, “Description of New Notes”, “Comparison of Rights Between the Common Stock and the New Notes” and “Price Range of the Common Stock; Dividends” in the Offer to Exchange.

The information required to be disclosed by paragraph (d)(1) of Rule 13e-4 of the General Rules and Regulations under the Exchange Act is contained in the Offer to Exchange and is incorporated herein by reference.

An exchange of shares of Common Stock for New Notes pursuant to the Offer will be a taxable transaction for U.S. federal income tax purposes. See “Certain Material Income Tax Considerations” in the Offer to Exchange. Stockholders should consult their own financial, tax, legal and other advisors and must make their own decision as to whether to tender their shares of Common Stock for exchange and, if so, the amount of shares of Common Stock to tender.

This Offer to Exchange and the accompanying Letter of Transmittal contain important information which should be read carefully and in its entirety before any decision is made with respect to the Offer. Exela will consult its stockholder list and security position listings for the purpose of disseminating the Offer to holders of shares of Common Stock. Exela will send the Offer to Exchange, the related Letter of Transmittal and other related documents to record holders of shares of Common Stock and to brokers, dealers, banks, trust companies and other nominees whose names appear on the stockholder list or, if applicable, that are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of shares of Common Stock..

All questions and requests for assistance or for copies of the Offer Documents (including the Letter of Transmittal) may be directed to the Information Agent at its telephone number, address and/or email address set forth below. Copies of the Offer Documents will be mailed or otherwise furnished promptly at Exela’s expense. A stockholder may also contact its broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

D.F. King

D.F. King & Co., Inc.

48 Wall Street, 22nd Floor

New York, New York 10005

Banks and Brokers, Call Collect:

(212) 269-5550

All Others, Call Toll-Free:

(888) 644-6071

Email: exela@dfking.com

January 26, 2022